UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Just Eat Takeaway.com N.V.
 (Name of Issuer)

Ordinary Shares, nominal value €0.04 per share
(Title of Class of Securities)

48214T305**
(CUSIP Number)

Alexander Captain
Cat Rock Capital Management LP
8 Sound Shore Drive, Suite 250
Greenwich, CT, 06830
203-992-4630
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 48214T305 has been assigned to the American Depositary Shares of the Issuer, each one of which represents one-fifth of one Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 48214T305	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Cat Rock Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,791,008

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,791,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,791,008

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.96% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)	This percentage calculation is based on 212,621,200 Ordinary Shares outstanding, as reported by the Issuer in Exhibit 99.1 of its current report on Form 6-K, filed on September 28, 2021.

CUSIP NO. 48214T305	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Alexander Captain

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,791,008

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,791,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,791,008

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.96% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

(1)	This percentage calculation is based on 212,621,200 Ordinary Shares outstanding, as reported by the Issuer in Exhibit 99.1 of its current report on Form 6-K, filed on September 28, 2021.

CUSIP NO. 48214T305	Page 4 of 6 Pages

Item 1.	Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on October 14, 2021 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), with respect to the ordinary shares, nominal value €0.04 per share (the “Ordinary Shares”), of Just Eat Takeaway.com N.V. (the “Issuer”), whose principal executive offices are located at Oosterdoksstraat 80, Amsterdam, Netherlands, 1011 DK. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

A total of approximately $156,801,847.13 was paid to acquire the Ordinary Shares purchased since the Original Schedule 13D and reported herein. The Reporting Persons acquired such Ordinary Shares using the working capital of the Cat Rock Funds.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

(a) As of December 20, 2021, each of Cat Rock and Mr. Captain may be deemed to be the beneficial owner of 14,791,008 Ordinary Shares, or approximately 6.96% of the total number of Ordinary Shares outstanding, held for the accounts of the Cat Rock Funds.

The foregoing beneficial ownership percentage calculation is based on 212,621,200 Ordinary Shares outstanding, as reported by the Issuer in Exhibit 99.1 of its current report on Form 6-K, filed on September 28, 2021.

(b) Each of Cat Rock and Mr. Captain has shared voting power and shared dispositive power over the 14,791,008 Ordinary Shares directly held by the Cat Rock Funds and reported herein.

(c) The trading date, number of Ordinary Shares acquired and disposed of, price per share, identity of person for whose account the transaction was effected, and where and how the transaction was effected, for all transactions in the Ordinary Shares by the Reporting Persons since the Original Schedule 13D, is set forth in Exhibit C. Except for the transactions set forth in Exhibit C, there have been no transactions in the Ordinary Shares by the Reporting Persons since the Original Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit C:	Schedule of Transactions, in response to Item 5(c)

CUSIP NO. 48214T305	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAT ROCK CAPITAL MANAGEMENT LP

By:	/s/ Alexander Captain
Name: Alexander Captain
Title: Chief Executive Officer

ALEXANDER CAPTAIN

/s/ Alexander Captain

December 21, 2021

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

CUSIP NO. 48214T305	Page 6 of 6 Pages

EXHIBIT C

SCHEDULE OF TRANSACTIONS

Each of the following transactions was effected in the open market through a broker.

Entity Name	Transaction Date	Transaction Type	Quantity	Price per Share
SPV	10/14/2021	Buy	171,524	€ 65.10
SPV	10/14/2021	Buy	204,000	€ 64.85
SPV	10/15/2021	Buy	127,000	€ 69.45
SPV	10/15/2021	Buy	93,976	€ 66.75
SPV	10/15/2021	Buy	250,000	€ 69.04
SPV	10/19/2021	Buy	183,750	€ 71.19
SPV	10/20/2021	Buy	180,000	€ 71.92
SPV	10/22/2021	Buy	96,891	€ 67.99
SPV	10/25/2021	Buy	30,109	€ 67.70
Master Fund	11/12/2021	Buy	73,000	€ 59.90
Master Fund	11/15/2021	Buy	73,000	€ 59.64
Master Fund	11/18/2021	Buy	127,455	€ 59.68
Opportunities Fund II	11/18/2021	Buy	42,485	€ 59.68
Master Fund	11/19/2021	Buy	7,487	€ 59.96
Opportunities Fund II	11/19/2021	Buy	2,496	€ 59.96
Master Fund	12/6/2021	Buy	75,000	€ 48.88
Opportunities Fund II	12/6/2021	Buy	25,000	€ 48.88
Master Fund	12/8/2021	Buy	84,000	€ 52.43
Master Fund	12/10/2021	Buy	88,000	€ 50.00
Master Fund	12/13/2021	Buy	91,000	€ 48.32
Master Fund	12/15/2021	Buy	97,000	€ 45.82
Master Fund	12/17/2021	Buy	4,874	€ 46.69
Master Fund	12/20/2021	Buy	49,145	€ 46.52